UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

SYNTHENOL, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

87163D101
 (CUSIP Number)

Tom Simeo
65 Broadway, Suite 501
New York, NY 10006
Tel:  (212) 359 4300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2008
 (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. 87163D101	13D

1.	NAMES OF REPORTING PERSONS Viking Investments Group LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [__] (b) [__]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 366,520
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 366,520
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,520
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

Synthenol, Inc. (the “Company”) entered into a stock purchase agreement dated as of August 15, 2008, (the “Stock Purchase Agreement”) with Michael Jackson, in his capacity as the Seller Representative (as defined in Section 4 of the Stock Purchase Agreement), the persons and entities listed on Exhibit A thereto (the “Sellers”), and Viking Investments Group LLC (the “Purchaser”). Pursuant to the Stock Purchase Agreement, on August 15, 2008 (the “Closing Date”), the Purchaser paid to the Sellers, in the aggregate, $350,000 and the Sellers sold to the Purchaser 366,520 shares of the Company’s common stock, which is approximately 50.1% of the outstanding capital stock of the Company.  The Stock Purchase Agreement is filed as Exhibit 10.1 to a Current Report on Form 8-K filed by the Company on August 21, 2008.

This Schedule 13D is being filed by Viking Investments Group LLC to disclose its ownership of 50.1% of the Company’s outstanding Common Stock.  Viking Investments Group LLC is the Purchaser under the Stock Purchase Agreement and acquired its entire interest in the Company pursuant thereto.

Item 1.  Security and Issuer.

The name of the issuer is Synthenol, Inc., a Florida corporation (the “Company”), which has its principal executive offices at 65 Broadway, Suite 501, New York, NY 10006. This statement relates to the Company’s common stock, $0.01 par value per share.

Item 2.  Identity and Background.

(a)-(f).  This Schedule 13D is being filed by Viking Investments Group LLC, a Delaware limited liability company at 65 Broadway, Suite 501, New York, NY 10006 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person used its working capital to acquire the shares pursuant to the Stock Purchase Agreement as described in the Explanatory Note above.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Company’s shares from the Sellers in order to purchase a controlling interest in the Company. In connection with the Stock Purchase Agreement, there were changes to Company’s board of directors which were more fully described in the Current Report on Form 8-K referenced above.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person is the beneficial owner of 366,520 shares of the Company’s common stock, representing 50.1% of the outstanding shares of the Company’s common stock.  The Reporting Person does not own any other securities of the Company.  The number of shares of the Company’s outstanding common stock was reported to be 731,522 in the Company’s last quarterly report as filed with the Commission.

(b)           The Reporting Person has the sole power to vote and dispose of the 366,520 shares.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1
Stock Purchase Agreement, dated as of August 15, 2008 by and among Company, Michael Jackson, in his capacity as the Seller Representative (as defined in Section 4 of the Stock Purchase Agreement), the persons and entities listed on Exhibit A thereto (the “Sellers”), and Viking Investments Group LLC (the “Purchaser”) (Incorporated by reference to the Current Report on Form 8-K of the Company, filed with the Securities and Exchange Commission on August 21, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2008

Viking Investments Group LLC
By:	/s/ Tom Simeo
Name: Tom Simeo Title: Managing Partner